Exhibit 99.2 Additional Exhibits

Additional Information

 Valhi Holding Company ("VHC"), Annette C. Simmons, The Combined Master Retirement Trust (the "CMRT"), Harold C. Simmons, NL Industries, Inc. ("NL"), Valhi, Inc. ("Valhi"), NL Environmental Management Services, Inc. ("NL EMS"), the Harold Simmons Foundation, Inc. (the "Foundation") and The Annette Simmons Grandchildren's Trust (the "Grandchildren's Trust") are the holders of approximately 26.6%, 12.1%, 8.5%, 4.0%, 0.5%, 0.5%, 0.3%, 0.2% and less than 0.1%, respectively, of the outstanding shares of common stock of the issuer.

 NL is the holder of 100% of the outstanding common stock of NL EMS.  Valhi and TIMET Finance Management Company ("TFMC") are the direct holders of approximately 83.1% and 0.5%, respectively, of the outstanding common stock of NL.  The issuer is the holder of 100% of the outstanding common stock of TFMC.

 VHC, TFMC, the Foundation and the CMRT are the direct holders of 92.5%, 1.1%, 0.9% and 0.1%, respectively, of the common stock of Valhi.  Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice") is the direct holder of 100% the outstanding common stock of VHC.  Contran Corporation ("Contran") is the holder of 100% of the outstanding common stock of Dixie Rice .

 Substantially all of Contran's outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or is held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

 The CMRT directly holds approximately 8.5% of the outstanding shares of the issuer's common stock and 0.1% of the outstanding shares of Valhi common stock.  Contran sponsors the CMRT, which permits the collective investment by master trusts that maintain the assets of certain employee benefit plans Contran and related companies adopt.  Harold C. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT.  Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

 The Foundation directly holds approximately 0.2% of the outstanding shares of the issuer's common stock and 0.9% of the outstanding shares of Valhi common stock.  The Foundation is a tax-exempt foundation organized for charitable purposes.  Harold C. Simmons is the chairman of the board of the Foundation.

 NL and NL EMS directly own 3,522,967 shares and 1,186,200 shares, respectively, of Valhi common stock.  Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that NL and NL EMS own as treasury stock for voting purposes and for the purposes of this statement such shares are not deemed outstanding.

 Mr. Harold C. Simmons is chairman of the board and chief executive officer of NL and chairman of the board of the issuer, Valhi, VHC, Dixie Rice and Contran.

 By virtue of the holding of the offices, the stock ownership and his services as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of shares of the issuer's securities directly held by certain of such other entities.  However, Mr. Simmons disclaims beneficial ownership of the securities beneficially owned, directly or indirectly, by any of such entities, except to the extent of his vested beneficial interest, if any, in the shares of the issuer's common stock the CMRT directly holds.  Other than securities that she holds directly, Ms. Simmons disclaims beneficial ownership of all of the issuer's securities beneficially owned, directly or indirectly, by any of such entities or Mr. Simmons.

 Annette C. Simmons is the wife of Harold C. Simmons and the direct owner of 21,825,875 shares of the issuer's common stock, 269,775 shares of NL common stock and 200,900 shares of Valhi common stock.  Mr. Simmons may be deemed to share indirect beneficial ownership of such shares.  Mr. Simmons disclaims all such beneficial ownership.  Ms. Simmons disclaims beneficial ownership of all shares of the issuer's common stock that she does not own directly.

 Harold C. Simmons is the direct owner of 7,295,239 shares of the issuer's common stock, 880,600 shares of NL common stock and 58,083 shares of Valhi common stock.

 The Grandchildren's Trust, of which Harold C. Simmons and Annette C. Simmons are trustees and the beneficiaries are the grandchildren of Ms. Simmons, is the direct holder of 17,432 shares of the issuer's common stock and 34,000 shares of Valhi common stock.  Mr. and Ms. Simmons, each as co-trustee of this trust, each have the power to vote and direct the disposition of the shares of the common stock the trust holds.  Mr. Simmons and his spouse each disclaims beneficial ownership of any shares that this trust holds.